The principal investment strategies for Retirement Government Money Market II Portfolio have been modified as follows (new text is underlined; deleted text is struck-through):

The Adviser normally invests at least 99.5% of the fund's total assets in cash, U.S.  ~~dollar-denominated money market~~  Government securities  ~~of domestic~~ and ~~foreign issuers and~~  /or repurchase agreements ~~.. The Adviser also may enter into reverse repurchase agreements for~~  that are collateralized fully (i.e., collateralized by cash or government securities). Certain issuers of U.S. Government securities are sponsored or chartered by Congress but their securities are neither issued nor guaranteed by the  ~~fund.~~  U.S. Treasury.

 ~~The Adviser will invest more than 25% of the fund's total assets in the financial services industries.~~

In buying and selling securities for the fund, the Adviser complies with industry-standard regulatory requirements for money market funds regarding the quality, maturity, liquidity, and diversification of the fund's investments. The Adviser stresses maintaining a stable $1.00 share price, liquidity, and income.

In addition, the Adviser normally invests at least 80% of the fund's assets in U.S. Government securities and repurchase agreements for those securities.